Dreyfus California Tax Exempt Money Market Fund

SEMIANNUAL REPORT September 30, 2006



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus California Tax Exempt Money Market Fund, covering the six-month period from April 1, 2006, through September 30, 2006.

After more than two years of steady and gradual increases, in early August the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and higher energy prices have contributed to a mild slowdown in U.S. economic growth. Recent reports of cooling housing markets in many regions of the United States appeared to confirm this view.

However, the Fed's recent pause does not necessarily mean that it has finished raising short-term interest rates. Some inflation risks remain, and we expect the Fed to remain vigilant in its attempts to forestall any further acceleration of inflation. In our view, the Fed has achieved a neutral monetary policy — which seeks a balance between economic growth and inflation — and appears committed to evaluate a broad range of economic factors before changing its monetary policy. On the horizon, money market investors will remain cautious in evaluating such investment factors as employment data, future Fed comments and mid-term congressional elections.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 16, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus California Tax Exempt Money Market Fund perform during the period?

For the six-month period ended September 30, 2006, the fund produced an annualized yield of 2.87%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 2.91%.[1]

Yields of tax-exempt money market securities generally rose along with short-term interest rates, as the Federal Reserve Board (the "Fed") raised the overnight federal funds rate twice early in the reporting period before holdings rates steady.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and California state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in municipal obligations that provide income exempt from federal and California state personal income taxes.

In managing the fund, we normally employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality money market instruments that provide income exempt from federal and California state personal income taxes. Second, we actively manage the fund's weighted average maturity in anticipation of what we believe to be supply-and-demand changes in California's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the fund's weighted average maturity, which should position the fund to purchase new securities with then-current higher yields, if higher yields materialize as a result of an increase in short-term supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with

maturities in the one-year range, which would tend to lengthen the fund's weighted average maturity. If we anticipate limited new-issue supply, we may extend the fund's weighted average maturity to maintain then-current yields for as long as we deem practical. At other times, we typically try to maintain a weighted average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

As it had since June 2004, the Fed continued to raise short-term interest rates at the start of the reporting period, driving the overnight federal funds rate to 5.25% by the end of June 2006. The Fed's moves were a response to robust economic growth, which proved to be especially strong during the first quarter of 2006, as labor markets strengthened and prices of oil and other commodities surged higher. As a result, during the spring, investors grew more concerned about inflation. These worries were exacerbated by hawkish comments from some Fed members, leading investors to conclude that the Fed might raise interest rates more than they previously expected.

Concerns regarding accelerating inflation in an overheated economy appeared to wane during the summer, however, when U.S. housing markets softened and employment gains moderated. As a result, investors looked forward to a possible end to the Fed's tightening campaign. The Fed obliged at its August and September meetings by holding the federal funds rate steady, its first pauses in more than two years. Oil and gas prices also fell significantly in the late summer, helping to ease investors' inflation fears.

The growing U.S. economy benefited California's fiscal condition as tax receipts came in higher than originally projected, reducing the state's borrowing needs. As a result, the supply of newly issued California money market instruments fell compared to the same period one year earlier, while investor demand remained robust. The state's improving fiscal condition led the three major bond rating agencies to raise their credit ratings for California's general obligation debt during the reporting period.

Although yields of California's tax-exempt money market instruments rose along with interest rates and in response to supply-and-demand factors, yields of shorter-dated municipal money market securities climbed more sharply than longer-dated securities. This left little difference in the yields of tax-exempt securities with maturities between six months and four years. Investors therefore focused mainly on instruments maturing in six months or less, which put downward pressure on yields at the short end of the maturity range.

Although California issued new municipal notes as expected in June and July, relatively low yields limited the fund's purchase of these one-year securities. Instead, we found opportunities for similar yields from commercial paper with maturities ranging between one and three months.

What is the fund's current strategy?

Recent Fed comments and evidence of slower economic growth suggest to us that the Fed is unlikely either to raise or lower short-term interest rates over the foreseeable future. However, because yield differences remain unusually narrow, it currently makes little sense to us to extend or reduce the fund's weighted average maturity away from its current market-neutral position. Of course, we are prepared to adjust our strategies as market conditions continue to evolve.

October 16, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus California Tax Exempt Money Market Fund from April 1, 2006 to September 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended September 30, 2006

Expenses paid per $1,000†	$ 3.18
Ending value (after expenses)	$1,014.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended September 30, 2006

Expenses paid per $1,000†	$ 3.19
Ending value (after expenses)	$1,021.91

† *Expenses are equal to the fund's annualized expense ratio of .63%, multiplied by the average account value over the period, multiplied bt 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2006 (Unaudited)

Short-Term Investments−101.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California−96.2%				
Alameda-Contra Costa Schools Financing Authority, COP (Capital Improvements Financing Projects) (LOC; KBC Bank)	3.63	10/7/06	840,000 [a]	840,000
Alameda County Industrial Development Authority, Revenue (Malmberg Engineering, Inc. Project) (LOC; Comerica Bank)	3.79	10/7/06	2,300,000 [a]	2,300,000
California (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.77	10/7/06	2,455,000 [a,b]	2,455,000
California CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.74	10/4/06	3,000,000	3,000,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.47	12/6/06	9,000,000	9,000,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.50	12/12/06	2,600,000	2,600,000
California, GO Notes	6.50	2/1/07	100,000	100,847
California, GO Notes	6.75	3/1/07	140,000	141,609
California, GO Notes (Insured; MBIA)	5.50	10/1/06	2,000,000	2,000,000
California, GO Notes (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	3.63	10/7/06	5,000,000 [a]	5,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California, GO Notes (Kindergarten-University) (LOC: Citibank NA and State Street Bank and Trust Co.)	3.63	10/7/06	5,000,000 [a]	5,000,000
California, GO Notes (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.78	10/7/06	3,895,000 [a,b]	3,895,000
California Community College Financing Authority, GO Notes, TRAN (Insured; FSA)	4.50	6/29/07	1,000,000	1,006,306
California Educational Facilities Authority, Revenue (University of Judaism) (LOC; Allied Irish Bank)	3.81	10/7/06	3,200,000 [a]	3,200,000
California Health Facilities Financing Authority, Revenue (Kaiser Permanente)	3.64	10/7/06	8,000,000 [a]	8,000,000
California Infrastructure and Economic Development Bank, IDR (Murrietta Circuits Project) (LOC; Comerica Bank)	3.80	10/7/06	4,215,000 [a]	4,215,000
California Infrastructure and Economic Development Bank, Revenue (Los Angeles SPCA Project) (LOC; The Bank of New York)	3.66	10/7/06	6,200,000 [a]	6,200,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank)	3.82	10/1/06	4,000,000 [a]	4,000,000
California Pollution Control Financing Authority, SWDR (AG Resources III LLC Project) (LOC; Key Bank)	3.76	10/7/06	2,780,000 [a]	2,780,000
California Pollution Control Financing Authority, SWDR (Burrtec Waste Industries Inc. Project) (LOC; U.S. Bank NA)	3.76	10/7/06	450,000 [a]	450,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	3.79	10/7/06	1,500,000 [a]	1,500,000
California Pollution Control Financing Authority, SWDR (Greenwaste Recovery Project) (LOC; Comerica Bank)	3.81	10/7/06	3,085,000 [a]	3,085,000
California Pollution Control Financing Authority, SWDR (Mission Trail Waste Systems, Inc. Project) (LOC; Comerica Bank)	3.81	10/7/06	2,200,000 [a]	2,200,000
California Pollution Control Financing Authority, SWDR (Napa Recycling and Waste Services, LLC Project) (LOC; Union Bank of California)	3.81	10/7/06	2,155,000 [a]	2,155,000
California Pollution Control Financing Authority, SWDR (Norcal Waste System Inc. Project) (LOC; Bank of America)	3.76	10/7/06	3,625,000 [a]	3,625,000
California Pollution Control Financing Authority, SWDR (Sunset Waste Paper Inc. Project) (LOC; Comerica Bank)	3.81	10/7/06	1,000,000 [a]	1,000,000
California School Cash Reserve Program, COP, TRANS (Insured; AMBAC)	4.50	7/6/07	1,000,000	1,007,358
California Statewide Communities Development Authority, IDR (Evapco, Inc. Project) (LOC; Bank of America)	3.81	10/7/06	735,000 [a]	735,000
California Statewide Communities Development Authority, IDR (Pacific Bearings Company Project) (LOC; Union Bank of California)	3.86	10/1/06	325,000 [a]	325,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Statewide Communities Development Authority, MFHR (Copeland Creek Apartments) (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Goldman Sachs Group Inc.)	3.84	10/7/06	2,345,000 [a,b]	2,345,000
California Statewide Communities Development Authority, TRAN (Pooled Local Agencies)	4.50	6/29/07	2,000,000	2,012,757
Chaffey Community College District, GO Notes (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.77	10/7/06	1,485,000 [a,b]	1,485,000
Conejo Valley Unified School District, GO Notes, TRAN	4.25	6/29/07	1,000,000	1,003,865
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.77	10/7/06	9,350,000 [a,b]	9,350,000
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.80	10/7/06	4,600,000 [a,b]	4,600,000
Golden West Schools Financing Authority, GO, Revenue (Goleta Union School District) (Insured; MBIA and Liquidity Facility; Merrill Lynch Capital Services)	3.77	10/7/06	5,190,000 [a,b]	5,190,000
Kern County, GO Notes, TRAN	4.50	6/29/07	1,000,000	1,007,027
Los Angeles, Wastewater System Revenue, Refunding (Insured; FGIC and Liquidity Facility; FGIC)	3.63	10/7/06	1,700,000 [a]	1,700,000
Los Angeles Convention and Exhibition Center Authority, LR, Refunding (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.68	10/7/06	2,700,000 [a]	2,700,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Los Angeles County, GO Notes, TRAN	4.50	6/29/07	1,000,000	1,007,169
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Megatoys Project) (LOC; California State Teachers Retirement System)	3.79	10/7/06	3,000,000 [a]	3,000,000
Maywood, COP (Infrastructure Financing Project) (LOC; Allied Irish Bank)	3.68	10/7/06	2,715,000 [a]	2,715,000
Menlo Park Community Development Agency, Tax Allocation Revenue, Refunding (Las Pulgas Community Development Project) (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	3.70	10/1/06	11,000,000 [a]	11,000,000
Milpitas Unified School District, GO Notes, TRAN	4.50	7/10/07	2,000,000	2,011,985
Pittsburg Redevelopment Agency, Subordinate Tax Allocation Revenue (Los Medanos Community Development Project) (Insured; AMBAC and Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.)	3.70	10/1/06	10,000,000 [a]	10,000,000
Port of Oakland, Port Revenue (Insured; MBIA)	6.00	11/1/06	630,000	631,409
Riverside Community College District, GO Notes (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.77	10/7/06	4,255,000 [a,b]	4,255,000
San Diego, Water Utility Fund Net System Revenue (Certificates of Undivided Interest) (Insured; FGIC and Liquidity Facility; Citibank NA)	3.76	10/7/06	2,785,000 [a,b]	2,785,000
San Diego County, COP (Friends of Chabad Lubavitch) (LOC; Comerica Bank)	3.70	10/7/06	1,700,000 [a]	1,700,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Santa Clara County Housing Authority, MFHR (Monte Vista Terrace Apartments) (LOC; Union Bank of California)	3.76	10/7/06	2,000,000 [a]	2,000,000
Sausalito, MFHR (Rotary Village Senior Housing Project) (LOC; Bank of the West)	3.62	10/7/06	1,175,000 [a]	1,175,000
Stockton Community Facilities District, Special Tax Revenue (Arch Road East Community Facilities District Number 99-02) (LOC; Wells Fargo Bank)	3.63	10/7/06	2,635,000 [a]	2,635,000
Tulare-Porterville Schools Financing Authority, COP (2002 Refinancing Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.66	10/7/06	7,075,000 [a]	7,075,000
University of California Regents, General Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Finance Inc.)	3.78	10/7/06	2,990,000 [a,b]	2,990,000
Vacaville Industrial Development Authority, Industrial Revenue, Refunding (Leggett & Platt Inc.) (LOC; Wachovia Bank)	3.80	10/7/06	1,600,000 [a]	1,600,000
Vallejo, Water Revenue, COP (LOC; KBC Bank)	3.68	10/7/06	2,440,000 [a]	2,440,000
Whittier, Revenue, Refunding (Whittier College) (Insured; Radian Bank and Liquidity Facility; The Bank of New York)	3.79	10/7/06	3,000,000 [a]	3,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related—5.6%				
Puerto Rico Commonwealth, Public Improvement (Insured; Assured Guaranty and Liquidity Facility; Morgan Stanley Bank)	3.77	10/7/06	7,200,000 [a,b]	7,200,000
Puerto Rico Housing Finance Corporation, Home Mortgage Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.79	10/7/06	3,000,000 [a,b]	3,000,000
Total Investments (cost $185,430,332)			**101.8%**	**185,430,332**
Liabilities, Less Cash and Receivables			**(1.8%)**	**(3,199,033)**
Net Assets			**100.0%**	**182,231,299**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities amounted to $49,550,000 or 27.2% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	91.7
AAA,AA,A [c]		Aaa,Aa,A [c]		AAA,AA,A [c]	7.4
Not Rated [d]		Not Rated [d]		Not Rated [d]	.9
					100.0

†   *Based on total investments.*
[c]   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[d]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	185,430,332	185,430,332
Interest receivable		1,039,567
Prepaid expenses		9,818
		186,479,717
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		78,993
Cash overdraft due to Custodian		4,056,855
Payable for shares of Beneficial Interest redeemed		72,607
Accrued expenses		39,963
		4,248,418
Net Assets ($)		**182,231,299**
Composition of Net Assets ($):		
Paid-in capital		182,230,203
Accumulated net realized gain (loss) on investments		1,096
Net Assets ($)		**182,231,299**
Shares Outstanding		
(unlimited number of $.01 par value shares of Beneficial Interest authorized)		182,296,522
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**3,020,652**
Expenses:	
Management fee–Note 2(a)	431,910
Shareholder servicing costs–Note 2(b)	51,232
Professional fees	29,322
Custodian fees	8,525
Registration fees	8,117
Trustees' fees and expenses–Note 2(c)	7,458
Prospectus and shareholders' reports	4,406
Miscellaneous	7,428
Total Expenses	**548,398**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(8,362)
Net Expenses	**540,036**
Investment Income–Net	**2,480,616**
Realized Gain (Loss) on Investment–Note 1(b) ($)	**1,098**
Net Increase in Net Assets Resulting from Operations	**2,481,714**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2006 (Unaudited)	Year Ended March 31, 2006
Operations ($):		
Investment income–net	2,480,616	3,482,186
Net realized gain (loss) on investments	1,098	(2)
Net unrealized appreciation (depreciation) on investments	–	(6)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,481,714**	**3,482,178**
Dividends to Shareholders from ($):		
Investment income–net	**(2,480,616)**	**(3,482,186)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	380,787,506	547,931,733
Dividends reinvested	1,623,714	2,322,343
Cost of shares redeemed	(357,392,612)	(566,664,332)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**25,018,608**	**(16,410,256)**
Total Increase (Decrease) in Net Assets	**25,019,706**	**(16,410,264)**
Net Assets ($):		
Beginning of Period	157,211,593	173,621,857
End of Period	**182,231,299**	**157,211,593**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2006 (Unaudited)	Year Ended March 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.014	.021	.008	.004	.008	.016
Distributions:						
Dividends from investment income−net	(.014)	(.021)	(.008)	(.004)	(.008)	(.016)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.89[a]	2.09	.81	.43	.81	1.58
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.63[a]	.65	.67	.67	.68	.64
Ratio of net expenses to average net assets	.63[a]	.65	.66	.67	.68	.64
Ratio of net investment income to average net assets	2.87[a]	2.07	.81	.43	.81	1.55
Net Assets, end of period ($ x 1,000)	182,231	157,212	173,622	140,498	146,246	201,387

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus California Tax Exempt Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and California state income taxes, as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is

earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax

NOTES TO FINANCIAL STATEMENTS (Unaudited) *(continued)*

returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

The fund has an unused capital loss carryover of $2 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2006. If not applied, the carryover expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2006, was all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At September 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the

period ended September 30, 2006, the fund was charged $32,087 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2006, the fund was charged $6,813 pursuant to the transfer agency agreement.

During the period ended September 30, 2006, the fund was charged $2,274 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $75,719, shareholder services plan fees $1,000 and chief compliance officer fees $2,274.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Subsequent Event:

At a meeting of the Board of Trustees of the fund held on November 6, 2006, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the fund and General California Municipal Money Market Fund (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). It is currently contemplated that holders of fund shares as of December 15, 2006 will be asked to approve the Agreement on behalf of the fund at a special meeting of shareholders to be held on or about March 1, 2007. The Reorganization is expected to take place on or about March 9, 2007. In anticipation of the Reorganization, effective on or about November 17, 2006, the fund will be closed to any investments for new accounts.

PROXY RESULTS (Unaudited)

Dreyfus California Tax Exempt Money Market Fund held a special meeting of shareholders on September 20, 2006. Shareholders voted on the election of four additional Trustees and the voting results were as follows:

	Shares	
	Votes For	Authority Withheld
Gordon J. Davis	77,306,567.895	1,525,966.940
Joni Evans	76,381,643.515	2,450,891.320
Arnold S. Hiatt	77,205,386.585	1,627,148.250
Burton N. Wallack	76,353,329.055	2,479,205.780

Each nominee was elected by shareholders to serve as a Trustee commencing no later than January 1, 2007.

For More Information

**Dreyfus
California Tax Exempt
Money Market Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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